EXHIBIT 99.1

Satellos Announces Forazapadin as Assigned International Nonproprietary Name for Lead Drug Candidate, SAT-3247

TORONTO, Sept. 09, 2026 (GLOBE NEWSWIRE) -- Satellos Bioscience (Nasdaq: MSLE, TSX: MSCL), a clinical-stage drug development company developing life-improving medicines to treat degenerative muscle diseases, today announced the assignment of the International Nonproprietary Name (INN) “forazapadin” for the Company's orally administered, small molecule drug candidate designed to restore muscle regeneration that was previously known as SAT-3247.

“As we continue to execute our clinical development strategies, this naming designation reflects the maturity of the program and supports its future development as we plan for regulatory submission and commercialization in Duchenne muscular dystrophy,” said Frank Gleeson, co-founder and chief executive officer of Satellos. “Importantly, it comes amid a period of significant momentum across our Duchenne clinical programs, notably the expected completion of enrollment this quarter in the BASECAMP study and the release of clinical data from the BASECAMP study, which is expected in the fourth quarter.”

The INN, assigned through the World Health Organization naming process, establishes a globally recognized, nonproprietary name for the therapy as forazapadin advances through clinical development and toward potential commercialization. Forazapadin is currently being evaluated in two Phase 2 studies in patients with Duchenne muscular dystrophy (DMD) and the company intends to begin a Phase 2 clinical trial in facioscapulohumeral muscular dystrophy (FSHD) by the end of 2026.

ABOUT FORAZAPADIN

Forazapadin is a proprietary, oral, small molecule drug candidate being developed by Satellos as a novel approach to regenerating skeletal muscle lost in DMD and other degenerative muscle diseases or injury conditions. Forazapadin targets AAK1, a key protein identified by Satellos as capable of helping restore the body’s natural muscle repair and regeneration biology, a fundamental process that is disrupted in DMD and other degenerative conditions. By inhibiting AAK1, forazapadin treatment aims to re-establish a biochemical signal needed to support muscle regeneration. Satellos is advancing forazapadin as a potential treatment for DMD that is independent of dystrophin and applicable regardless of exon mutation status as either a stand-alone or adjunctive therapy, with ongoing Phase 2 clinical studies including BASECAMP, a global, randomized, placebo-controlled study in pediatric participants, and TRAILHEAD, an open-label study in adult participants.

The Company previously referred to the program as SAT-3247 and expects to transition to broader use of the INN in future scientific, regulatory and corporate communications.

ABOUT SATELLOS BIOSCIENCE INC.

Satellos is a clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed forazapadin, an orally administered small molecule AAK1 inhibitor designed to address deficits in muscle repair and regeneration. Forazapadin is being evaluated as a potential disease-modifying treatment, for DMD in two Phase 2 clinical trials, BASECAMP in pediatric participants with DMD and TRAILHEAD in adults living with DMD, as well as for FSHD. The Company has identified additional muscle diseases and injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and plans to pursue these opportunities in future clinical development. For more information, visit www.satellos.com and connect with Satellos on X, LinkedIn, Facebook and Instagram.

NOTICE ON FORWARD-LOOKING STATEMENTS

This press release includes forward-looking information or forward-looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the possibility of pursuing regulatory approval for forazapadin, the potential for forazapadin to represent a disease modifying approach to the therapeutic treatment of people living with DMD; anticipated benefits to patients from a small molecule treatment for DMD; the enrollment in, advancement and timing of results of forazapadin through clinical trials, including the BASECAMP and TRAILHEAD clinical trials; the pharmacodynamic properties and mechanism-of-action of forazapadin; the potential of our approach in other degenerative muscle diseases and Satellos’ plans to pursue additional muscle diseases and injury conditions in future clinical development; forazapadin's prospective impact on DMD patients, patients with other degenerative muscle disease or muscle injury or trauma, and on muscle regeneration generally, including whether results observed in the TRAILHEAD study will continue to mature or will translate to the pediatric population studied in BASECAMP; the anticipated timing for an Investigational New Drug submission to the U.S. Food and Drug Administration for forazapadin for evaluation in facioscapulohumeral muscular dystrophy and the anticipated timing for the launch of a related Phase 2 clinical trial; Satellos' technologies and drug development plans; and the company’s expectations regarding the sufficiency of its cash, cash equivalents and short-term investments to fund operations, including its expectation that its current cash resources will provide a runway through 2027. All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward-looking information or statements.” Often, but not always, forward-looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective”, “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved. Such statements are based on the current expectations and views of future events of the management of the Company. These statements are based on assumptions and subject to risks and uncertainties. In making forward looking statements, the Company has relied on various assumptions, including but not limited to: its ability to obtain future funding on favorable terms, if at all; obtaining positive results in its clinical trials, its ability to obtain necessary regulatory approvals; its ability to arrange for the manufacturing of its product candidates and technologies; and general business, market and economic conditions. Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this release, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management's ability to manage and to operate the business of the Company generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos' Annual Information Form dated March 27, 2026, and amended and restated short form base shelf prospectus dated August 11, 2026 (each of which is located on Satellos' SEDAR+ profile) and incorporated by reference in Satellos’ Form F-10 filed with the Securities and Exchange Commission on August 11, 2026, and in Satellos' public filings on EDGAR (sec.gov) and SEDAR+ (sedarplus.ca). Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on any forward-looking statements or information. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward-looking statement, whether resulting from new information, future events, or otherwise.

CONTACTS

Investors: Caitlin Lowie, Vice President, Investor Relations & Communications, ir@satellos.com

Media: Emily Williams, Senior Director, Communications, media@satellos.com